

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2024

Stephen Jian Zhu
Chief Executive Officer
Able View Global Inc.
Floor 16, Dushi Headquarters Building
No. 168, Middle Xizang Road
Shanghai, 200001
People's Republic of China

>   **Re: Able View Global Inc.**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed January 16, 2024**
>   **File No. 333-275626**

Dear Stephen Jian Zhu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 8, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1, Filed January 16, 2024

General

1.   We note that in the new and amended disclosure you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors, including CAC and CSRC approvals, and you have instead relied on the analysis of your internal legal department. If true, state as much and explain why such an opinion was not obtained.

       Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services

cc: Elizabeth Chen